Victory Energy Corporation
3355 Bee Caves Road, Suite 608
Austin, Texas 78746

September 5, 2012

Sirimal R. Mukerjee

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Victory Energy Corporation (Commission File No. 2-76219-NY)

Dear Mr. Mukerjee:

Victory Energy Corporation (the “Company”) is in receipt of Mr. H. Roger Schwall’s letter of August 30, 2012 to Kenneth Hill in which the Company’s response was requested by September 14, 2012. The Company respectfully requests an extension of time within which to respond to Mr. Schwall’s letter of ten business days to September 28, 2012.

Should you have any questions, please contact Nick D. Nicholas of Porter Hedges, LLP (713-226-6637), who I understand spoke with you today regarding this matter.

Very truly yours,

/s/Mark W. Biggers,

Chief Financial Officer

Cc: Nick D. Nicholas